UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR
         Form N-CSR
            For Period Ended: March 31, 2022
                Transition Report on Form 10-K
                Transition Report on Form 20-F
                Transition Report on Form 11-K
                Transition Report on Form 10-Q
                Transition Report on Form N-SAR
            For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
DXP Enterprises Inc.
Full Name of Registrant
N/A
Former Name if Applicable
5301 Hollister Drive
Address of Principal Executive Office (Street and Number)
Houston, TX 77040
City, State and Zip Code
PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DXP Enterprises Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Q1 Form 10-Q”) within the prescribed time period without unreasonable effort or expense. During the course of preparing the financial statements for the first quarter 2022, we identified an error related to the accounting for cumulative translation adjustments related to goodwill denominated in foreign currency from acquisitions in 2012 and 2013. The Company expects to revise historical financial statements and is analyzing the error to determine the impacts to prior periods. The Company estimates the adjustment will be an increase in accumulated other comprehensive loss, and a corresponding decrease in goodwill between $10 and $13 million. The Company is reviewing their internal controls to determine whether there is an operating or design deficiency and the magnitude of the control deficiency. The Company intends to file its Q1 Form 10-Q as soon as possible and expects to be able to meet the extended filing deadline of May 16, 2022.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kent Yee	713	996-4700
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                    Yes     No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                        Yes     No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DXP Enterprises Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2022	By: /s/ Kent Yee
Kent Yee
Senior Vice President & Chief Financial Officer